UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES PROGRESS IN CONSTRUCTING THE RAILWAY SPUR TRACK TO THE ELGA
COAL DEPOSIT

Neryungri, Russia – February 3, 2009 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces that its Yakutugol HC OAO coal mining subsidiary continues active operations in constructing the road to the Elga coal deposit.
The total length of the railroad will be more than 315 kilometers. At present, traffic is possible from the Ulak station towards the Elga deposit up to the
270th km. In addition, 80 km of the access motor road have been repaired, 143 km of motor roadbed have been constructed, and 37 km of pioneer road have been constructed that now enable traffic.
Repair of 59 km of the railroad has been completed. To make this railroad section completely ready, ballasting and surfacing of rails needs to be completed. Due to severe climate conditions and low temperatures, this procedure is expected to be completed in the spring.
Active construction of the bridgeworks and laying of water-drain pipe are currently underway along the entire railroad track section. To date, 24 railroad bridges have been erected with up to 99% readiness, and more than 100 of water-drain pipes have been laid. The bridge on the 61st kilometer is completely constructed, and its commissioning enabled the builders to continue laying the track superstructure. Total length of the rail and tie network laid in January
2009 is 2 km. Motor traffic became possible across the Yalta and Ugan rivers on the 79th km and 84th km, respectively. The builders have to erect eight additional highway bridges across the Undytkan, Undytyn, Tuksani, Algama, Chapa,
Karaslak, and Taik rivers.
There are 122 mechanized complexes employed in constructing the railway spur track; depending on the type of the work they perform each is equipped with bulldozers, excavators, vibrorollers, graders, and dump trucks. In total, over
1,000 units of road-building machinery are being employed at the project this moment. Specialists of approximately 40 contractors and subcontractors from various parts of Russia are performing the work, including the companies from
Khabarovsk, Moscow, Yekaterinburg, Tomsk, Saratov, Odintsovo, Chita, Aldan, and
Irkutsk. The general contractor for the project is Transstroy Engineering
Corporation ZAO.
The works to construct the road are being strictly controlled in terms of their quality and scope, with specialists of Yakutugol HC OAO’s Directorate for the
Elga Deposit Development carrying out regular on-site inspection of the construction and installation works.
Relocation of the construction equipment to the Upper Ulak station is scheduled to start in mid-February. Yakutugol HC OAO’s own machinery will be allocated for this project, as well as equipment from Mechel Mining OAO’s subsidiaries,
Korshunov Mining Plant OAO and Southern Kuzbass OAO. Approximately 30 machinery units will be allocated in the first stage of this project..

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 3, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO